UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                               Gasco Energy, Inc.
             (Exact Name of Registrant as Specified in its Charter)

               Nevada                                      98-0204105
(State of Incorporation or Organization)       (IRS Employer Identification No.)


                      14 Inverness Drive East, Suite H-236
                            Englewood, Colorado 80112

              (Address of Principal Executive Offices and Zip Code)

         Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                    Name Of Each Exchange On Which
         To Be So Registered                    Each Class Is To Be Registered

Common Stock, par value $0.0001 per share         American Stock Exchange

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates: _________ (if applicable)

         Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.

         The class of securities to be registered hereby is the common stock, par value $0.0001 per share (the "common stock") of Gasco Energy, Inc., a Nevada corporation (the "Company" or "Gasco").

         Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.0001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share, 20,000 shares of which are designated as Series B Preferred Stock.

         Common Stock

         Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock. Subject to the rights and preferences of any preferred stock that are outstanding or that we may issue in the future, the holders of common stock are entitled to receive:

     -    dividends as may be declared by our board of directors; and

     - pro rata, based on the number of shares held, all of our assets available for distribution to our common stockholders in liquidation.

         There are no preemptive rights or redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

         Preferred Stock

         Subject to the provisions of our articles of incorporation, the provisions of the Certificate of Designation governing our Series B Preferred Stock and legal limitations, our board of directors has the authority, without further vote or action by the stockholders:

     - to issue up to 5,000,000 shares of preferred stock in one or more series, including the Series B Preferred Stock described below; and

     - to fix the rights, preferences, privileges and restrictions of our preferred stock, including provisions related to dividends, conversion, voting, redemption, liquidation and the number of shares constituting the series or the designation of that series, which may be superior to those of the common stock.

         The issuance of shares of preferred stock by our board of directors as described above may adversely affect the rights of the holders of our common stock. For example, preferred stock may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. The issuance of


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shares of preferred stock may discourage  third-party  bids for our common stock or may otherwise adversely affect the market price of the common stock. In addition, the preferred stock may enable our board of directors to make more difficult or to discourage attempts to obtain control of our company through a hostile tender offer, proxy contest, merger or otherwise or to make changes in our management.

         Series B Preferred Stock

         Subject to the provisions of our articles of incorporation and the Certificate of Designation governing the terms of our Series B Preferred Stock, our board of directors has the authority to issue up to 20,000 shares of Series B Preferred Stock, par value $.001, of which 11,339 shares have been issued, 2,255 of which are outstanding as of November 30, 2004.

         Dividends. Each share of Series B Preferred Stock is entitled to receive, when and as declared by the Board of Directors, in preference to the holders of our common stock and any other stock of Gasco ranking junior to the Series B Preferred Stock, dividends at a rate of 7% per annum, payable on each June 30 and December 31, beginning June 30, 2003. We have the option to pay such dividends in either cash, shares of common stock or additional shares of Series B Preferred Stock.

         Liquidation Preference. In the event of any liquidation or winding up of Gasco, the holders of the outstanding shares of Series B Preferred Stock will be entitled to receive, in preference to the common stock and any other stock of Gasco ranking junior to the Series B Preferred Stock, an amount equal to $440.00 (the "Purchase Price"), plus any accrued and unpaid dividends. After payment of the Series B Preferred Stock liquidation preference, the remaining assets of Gasco will be distributed to the holders of the common stock and any other junior stock of Gasco.

         Conversion. The holders of shares of Series B Preferred Stock have the right to convert each share of Series B Preferred Stock into a number of shares of common stock equal to the Purchase Price divided by the Conversion Price. The initial Conversion Price is equal to $0.70 and is subject to adjustment upon the occurrence of certain corporate events.

         In the event a majority of the Board of Directors and the holders of at least 65% of the outstanding shares of Series B Preferred Stock, acting as a class, shall vote to convert all of the shares of Series B Preferred Stock into shares of common stock, all outstanding shares of Series B Preferred Stock shall be converted without further act of Gasco or its shareholders into shares of common stock at the Conversion Price set forth in the preceding paragraph.

         Optional Redemption. Gasco has no right to cause the redemption of the Series B Preferred Stock prior to February 10, 2006. On and after February 10, 2006, Gasco has the right to redeem the outstanding shares of Series B Preferred Stock, in whole or in part, at a price equal to 105% of the Purchase Price.

         Voting Rights. Each share of Series B Preferred Stock is entitled to vote together with the shares of common stock and carries a number of votes equal to the number of shares of common stock issuable upon its conversion. In addition, the approval of the holders of a majority of the outstanding shares of Series B Preferred Stock, voting separately as a class, is required to approve
(i) any amendments to the Certificate of Designation governing the Series B Preferred Stock or (ii) a merger of Gasco, other than a Qualified Merger, as


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such term is defined in the Certificate of Designation.  Generally,  a Qualified
Merger means a merger with a public company or a merger where Gasco is a surviving company and the fair market value of each share of common stock following the merger is at least 150% of the Conversion Price.

         Series B Director. The holders of shares of Series B Preferred Stock are entitled to elect annually one director to our Board of Directors. In addition to the voting rights afforded the holders of the Series B Preferred Stock, Gasco may not (i) authorize or issue any stock that ranks senior to or in parity with the Series B Preferred Stock, or (ii) make certain restricted payments without the consent of the Series B Director.

         Anti-Takeover Provisions of Our Articles of Incorporation and Bylaws

         Our articles of incorporation and bylaws contain several provisions that could delay or make more difficult the acquisition of the Company through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.

         Written Consent of Stockholders. Our bylaws provide that any action required or permitted to be taken by our stockholders may be taken at a duly called meeting of stockholders or by the written consent of 100% of the outstanding voting power.

         Special Meetings of Stockholders. Subject to the rights of the holders of any series of preferred stock, our bylaws provide that special meetings of the stockholders may be called at any time by our board of directors, and shall be called by our President or by one of our Vice Presidents (1) at the request in writing of a majority of our board of directors, or (2) at the written demand of stockholders holding of record not less than 60% of the number of shares outstanding and entitled to vote.

         Advance Notice Procedure for Director Nominations and Stockholder Proposals. Our bylaws provide that adequate notice must be given to nominate candidates for election as directors or to make proposals for consideration at annual meetings of stockholders. Notice of a stockholder's intent to nominate a director must be delivered to or mailed and received at our principal executive offices as follows:

     - for an election to be held at the annual meeting of stockholders, not earlier than 120 calendar days, and not later than 90 calendar days, prior to the anniversary date of the immediately preceding annual meeting of stockholders; and

     - for an election to be held at a special meeting of stockholders, not earlier than 120 calendar days prior to the special meeting and not later than the later of (1) 90 calendar days prior to the special meeting or (2) 10 calendar days following the public announcement of the special meeting.

         Notice of a stockholder's intent to raise business at an annual meeting must be received at our principal executive offices not earlier than 120 calendar days, and not later than 90 calendar days, prior to the anniversary date of the preceding annual meeting of stockholders.

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         These  procedures may operate to limit the ability of  stockholders  to bring business before a stockholders meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.

         Amendment of the Bylaws

         Our board of directors may amend or repeal the bylaws and adopt new bylaws.

         The holders of common stock may amend or repeal the bylaws and adopt new bylaws by a majority vote.

         Nevada Takeover Statute

         Under the terms of our articles of incorporation and as permitted under Nevada law, we have elected not to be subject to Nevada's anti-takeover law. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation could not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. With the approval of our stockholders, we may amend our articles of incorporation in the future to become governed by the anti-takeover law. This provision would then have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. By opting out of the Nevada anti-takeover law, third parties could pursue a takeover transaction that was not approved by our board of directors.

Item 2.   Exhibits.

         The following exhibits are incorporated by reference as a part of this registration statement:

   Exhibit
     No.                           Description

     3.1 Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K dated December 31, 1999, filed on January 21, 2000)

     3.2 Certificate of Amendment to Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K/A dated January 31, 2001, filed on February 16, 2001)

     3.3 Certificate of Designation for Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.5 to the Company's Form S-1 Registration Statement, File No. 333-104592)

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     3.4  Amended and Restated Bylaws  (incorporated by reference to Exhibit 3.4 to the Company's Form 10-Q for the quarter ended March 31, 2002, filed on May 15, 2002)



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                     GASCO ENERGY, INC.


Date: December 2, 2004                           By:  /s/ W. King Grant
                                                      ----------------------
                                                 Name:    W. King Grant
                                                 Title: Chief Financial Officer



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